UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

IES Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-13783	76-0542208
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5433 Westheimer Road, Suite 500,

Houston, Texas 77056

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (713) 860-1500

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflicts Minerals Disclosure

Item 1.01.	Conflicts Minerals Disclosure and Report

This Form SD of IES Holdings, Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (the “Form”) for the reporting period January 1, 2018 to December 31, 2018. Together the Rule and the Form require disclosure of information relating to “conflict minerals,” which are defined as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives, tantalum, tin and tungsten.

The disclosure requirement applies to those public companies which manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production.

Accordingly, the Company undertook an analysis of the products it manufactures, or contracts to manufacture, to determine whether any conflict mineral was necessary to the products’ functionality or production. The Company concluded that certain products it contracts to manufacture contain one or more of the conflict minerals. The Company does not purchase any conflict minerals contained within its products or components directly from mines, smelters or refiners; instead, the Company contracts with various suppliers to manufacture or supply these products or components. The Company must therefore rely on its suppliers to provide information regarding the origin of any conflict minerals.

The Company conducted a reasonable country of origin inquiry regarding those conflict minerals, which was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (a “Covered Country”) or are from recycled or scrap sources. To this end, the Company identified each supplier of a component or product containing a conflict mineral, and reached out to each of those suppliers, explaining the requirements of the Rule and its applicability to the Company and seeking information about the origin of such conflict minerals. In each instance, the supplier identified the origin as other than one of the Covered Countries.

Based on its reasonable country of origin inquiry, the Company concluded that it has no reason to believe that any conflict minerals included in the products the Company manufactures or contracts to manufacture may have originated in one of the Covered Countries or are from recycled or scrap sources.

This information is publicly available on the Company’s website at www.ies-co.com, as well as on the SEC’s EDGAR database at www.sec.gov.

Item 1.02	Exhibit

None

Section 2 - Exhibits

Item 2.01	Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IES HOLDINGS, INC.

Date: May 10, 2019	/s/ Gail D. Makode
Gail D. Makode
Senior Vice President and General Counsel